

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 16, 2016

<u>Via E-mail</u>
James Bedal
Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

> **Re:** **Bare Metal Standard, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 03, 2016**
> **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments.

<u>Current Status of the Company, page 6</u>

<u>Strategic Partnerships, page 6</u>

1. Please remove the statement that you have built a customer base over the last 50 years you have been in business.

2. We note your response to comment 2 of our letter dated October 20, 2016, and we reissue the comment in part. In the last paragraph on this page, please remove "until the securities are quoted for trading on the OTC Bulletin Board, or on a recognizable market or exchange, and thereafter at prevailing market prices or privately negotiated prices…."

<u>The Offering, page 7</u>

3. We note your response to comment 4 of our letter dated October 20, 2016, and we reissue the comment. Please update your common stock outstanding after the offering, here and elsewhere throughout your registration statement, to account for the private placement of 240,000 shares of common stock to 15 investors.

Dilution, page 19

4. Please revise your presentation of per share information and dilution to round to three decimal places only so as not to imply a greater degree of precision than exists.

Information with Respect to the Registrant Description of Business, page 20

5. In your response to comment 1 of our letter dated October 20, 2016, you acknowledge that you will purchase from Taylor Brothers their existing franchise agreements. In your response to comment 12 of our letter dated October 20, 2016, you disclose that the Taylor Brothers' existing franchises are operational. Additionally, we note the continued existence of websites marketing Bare Metal Standard franchises throughout the United States. We reissue comment 12 of our letter dated October 20, 2016. Please provide a discussion in your registration statement of Taylor Brothers' existing franchise operations and the extent to which franchises have begun marketing under your name. For instance, please discuss their state of development, their geographic scope, that the franchise operations have all agreed to an assumption by Bare Metal Standard of Taylor Brothers' rights under the existing agreements and the rights that you will be assuming under the agreements, such as the 10% royalty for continued support which you disclose in your response to comment 15 of our letter dated October 20, 2016. File any written assumption agreements as exhibits. If these agreements were verbal, please file as exhibits written descriptions representing the oral agreements between you, Taylor Brothers and their franchisees. See Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

Holders of Our Common Stock, page 30

6. Please update the number of holders of your common stock to account for the private placement of common stock to 15 investors.

Recent Sales of Unregistered Securities, page 31

7. You state here that James Bedal, Mike Taylor and Jeffery Taylor paid a combined total of $10,000 for their shares of common stock. Please reconcile this disclosure with disclosure on page 17 and disclosure in Note 5 to the financial statements on page 48 that your officers and directors each paid $10,000 for their shares of common stock.

8. Please remove the last sentence of this paragraph, which states that you issued shares in exchange for services.

Exhibit 23.1

9. Please amend to include an auditor consent that identifies the registration statement amendment number, which, in your next filing, will be amendment 7.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Thomas C. Cook, Esq.